
November 29, 2023

Thomas Ao
Chief Financial Officer
Nocturne Acquisition Corp
P.O. Box 25739
Santa Ana, CA 92799

   Re: Nocturne Acquisition Corp
    Form 10-K for the fiscal year ended December 31, 2022
    Filed May 26, 2023
    Form 10-Q/A for the quarterly period ended June 30, 2023
    Filed September 20, 2023
    File No. 001-40259

Dear Thomas Ao:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction